GATES INDUSTRIAL CORPORATION PLC

SECURITIES TRADING POLICY

This Securities Trading Policy (“Policy”) contains the following sections:
1.0     General
2.0     Definitions
3.0     Statement of Policy
4.0    Other Prohibited Transactions
5.0    Certain Limited Exceptions
6.0    Additional Requirements for Restricted Persons
7.0    10b5-1 and Other Trading Plans (including Limit Orders)
8.0    Potential Criminal and Civil Liability and/or Disciplinary Action
9.0    Broker Requirements for Section 16 Persons
10.0    Confidentiality
11.0    Legal Effect of this Policy

1.0General
1.1Gates Industrial Corporation plc and its subsidiaries (collectively, the “Company”) has adopted this Policy to reduce the risk of insider trading or even allegations of insider trading. Strict adherence to this Policy will help safeguard both the Company’s reputation and integrity and your own. This Policy applies to all of the following (collectively, the “Covered Persons”), each of whom must, at all times, comply with the securities laws of the United States and all other applicable jurisdictions:
•the Company’s directors, officers, employees and any other persons the Company determines should be subject to the Policy, such as contractors and consultants (collectively, “Company Personnel”);
•family members who reside with Company Personnel, households of Company Personnel (including anyone else who lives in the household of Company Personnel whether or not a family member) and any family members who do not live in such person’s household but whose transactions in the Company’s securities are directed by or are subject to the influence or control of Company Personnel (e.g., parents or children who consult with Company Personnel before they trade in Company securities) (collectively, “Family Members”); and
•trusts, corporations and other entities controlled by any of such above persons.

1.2U.S. federal securities laws prohibit trading in the securities of a company while aware of “inside” information. These transactions are commonly known as “insider trading”. It is also illegal to recommend to others (commonly called “tipping”) that they buy, sell or retain the securities of a company to which such inside information relates. This includes any communication providing inside information on social media or other internal or external internet platforms. Anyone violating these laws is subject to personal liability and could face significant fines and criminal penalties, including imprisonment. U.S. federal securities laws also create a strong incentive for the Company to deter insider trading by its employees. In the normal course of business, Company Personnel may come into possession of inside information concerning the Company, its industry, transactions in which the Company proposes to engage, or customers, partners, vendors, or other entities with which the Company does business. Therefore, the Company has established this Policy with respect to trading in its securities and securities of certain other companies. Any violation of this Policy could subject you to disciplinary action, up to and including termination. See Section 8.0.
1.3This Policy concerns compliance as it pertains to the disclosure of inside information regarding the Company or another company and to trading in securities while in possession of such inside information. In addition to requiring that Covered Persons comply with the letter of the law, it is the Company’s policy that Covered Persons exercise judgment so as to also comply with the spirit of the law and avoid even the appearance of impropriety.
1.4This Policy is intended to protect Covered Persons and the Company from insider trading violations or, in certain cases, the appearance of insider trading. However, the matters set forth in this Policy are not intended to replace your responsibility to understand and comply with legal prohibitions on insider trading. Appropriate judgment should be exercised in connection with all securities trading. If you have specific questions regarding this Policy, please contact the Company’s Chief Legal Officer or their designee.
1.5The Company reserves the right, but is not obligated, to instruct the Company’s stock plan services provider to restrict or cancel transactions in the Company’s securities that may violate the provisions of this Policy. This may include cancellation of limit orders placed by Restricted Persons (as defined below) that extend beyond an Open Window Period (as defined below - see Section 6.3).
2.0Definitions
2.110b5-1 Trading Plan. The term “10b5-1 trading plan” is defined in Section 7.1 below.
2.2Blackout. The term “blackout” is defined in Section 6.4 below.
2.3Business Day. The term “business day” means any day except a Saturday, Sunday or other day on which the New York Stock Exchange (“NYSE”) is closed.
2.4Company. The term “Company” is defined in Section 1.0 above.

2.5Company Personnel. The term “Company Personnel” is defined in Section 1.0 above.
2.6Covered Person. The term “Covered Person” is defined in Section 1.0 above.
2.7DRIP. The term “DRIP” is defined in Section 5.0 below.
2.8Family Members. The term “Family Members” is defined in Section 1.0 above.
2.9Governmental Entity. The term “Governmental Entity” is defined in Section 10.0 below.
2.10Material. Information is generally considered “Material” if a reasonable investor would consider it important in deciding whether to buy, sell or hold a security. The information may concern the Company or another company and may be positive or negative. In addition, it should be emphasized that Material information does not have to relate to a company’s business; information about the contents of a forthcoming publication in the financial press that is expected to affect the market price of a security could well be Material. Covered Persons should assume that information that would affect their consideration of whether to trade, or which might tend to influence the price of the security, is Material.
Examples of Material information may include, but are not limited to:
•earnings results, estimates or guidance on earnings, confirmations of or changes to previously released earnings results, estimates or guidance, or other performance related measures or metrics;
•a merger, acquisition or divestiture proposal or agreement;
•an investment, joint venture or change in assets;
•a financing and other events regarding the Company’s debt or equity securities or debt instruments (e.g., defaults, acquisitions of significant debt, calls of securities for redemption, refinancings, repayments, amendments, share repurchase plans, stock splits, public or private sales of securities, changes in dividends and changes to the rights of securityholders);
•a development regarding lines of business and products, significant intellectual property, or relations with a customer, supplier, regulator, partner, or consortium, including the acquisition or loss of an important piece of intellectual property, customer, contract or relationship;
•changes in control or in senior management;
•a significant disruption in the Company’s operations or loss, potential loss, breach or unauthorized access of its property or assets, including its facilities, data and information technology infrastructure and cybersecurity and privacy incidents or events;
•a significant change in compensation policy;

•a significant write-off;
•a change in, or disagreement with, auditors or notifications that the Company may no longer rely on such firm’s report;
•significant pending or threatened litigation or governmental investigations, or significant developments with respect to litigation or governmental investigations; and
•layoff, furlough, bankruptcy, corporate restructuring or receivership.
Information that something is likely to happen or even just that it may happen can be Material. Courts often resolve close cases in favor of finding the information Material. Therefore, Covered Persons should err on the side of caution. Covered Persons should keep in mind that the rules and regulations of the Securities and Exchange Commission (“SEC”) provide that the mere fact that a person is aware of the information is a bar to trading. It is no excuse that such person’s reasons for trading were unrelated to the information.
Should you have any questions, please contact the Company’s Chief Legal Officer or their designee.
2.11Non-Public Information. For the purpose of this Policy, all Company information is “Non-Public Information” until three criteria have been satisfied:

First, the information must have been “widely disseminated” by the Company. Generally, Covered Persons should assume that information has NOT been widely disseminated unless it has been disclosed by the Company in (i) a press release distributed through a widely disseminated news or wire service; (ii) a publicly available filing made with the SEC; or (iii) another manner compliant with Regulation FD (Fair Disclosure) adopted by the SEC (“Regulation FD”).

Second, the information disseminated must be some form of “official” announcement or disclosure, which, in the case of information about the Company, must be made by the Company. In other words, the fact that rumors, speculation, or statements attributed to unidentified sources are public is insufficient to be considered “widely disseminated” even when the rumors, speculation, or statements are accurate.
For additional information regarding disclosures made in compliance with Regulation FD, please see the Company’s Policy and Procedures for Compliance with Regulation FD.
Third, after the information has been disseminated, a period of time must pass sufficient for the information to be absorbed by the general public. As a general rule, information should not be considered fully absorbed until after at least one business day has elapsed following public disclosure in a manner compliant with Regulation FD (not including the disclosure date). For example, if the Company announces Material Non-Public Information at any time on Thursday, then you may execute a transaction in securities of the Company on Monday.
In addition, as discussed further below, even if you are not aware of any Material Non-Public Information, Restricted Persons may only trade Company securities during specific Open Window Periods after obtaining pre-clearance (as defined below).
2.12Open Window Periods. The term “Open Window Period” means a “window” of time during which the Company may approve requests for pre-clearance to trade by Restricted Persons and trading may be performed by Restricted Persons under this Policy. See Section 6.0 for additional details.
2.13Permanent Restricted Persons. The term “Permanent Restricted Persons” means:
•Section 16 Persons; and
•any person who lives in the household of a Section 16 Person whether or not a family member, and any of their family members who do not live in their household but whose transactions in the Company’s securities they direct, influence, or control (e.g., parents or children who consult with a Section 16 Person before they trade in the Company’s securities), and trusts, corporations and other entities controlled by any of such persons.
2.14Pre-clearance. The term “pre-clearance” is defined in Section 6.1 below.
2.15Restricted Persons. The term “Restricted Persons” means
•employees and other individuals who are notified by the Company that they are a Restricted Person subject to the pre-clearance requirements and the Open Window Period restrictions set forth in Section 6.0;
•Section 16 Persons; and
•such persons’ households (including any person who lives in the household whether or not a family member), any of their family members who do not live in their household but whose transactions in Company securities they direct, influence, or control (e.g., parents or children who consult with such persons before they trade in Company securities), and trusts, corporations and other entities controlled by any of such persons.
Employees are generally notified they are or have become a Restricted Person if the Company believes that, in the normal course of their duties, they are likely to have regular access to Material Non-Public Information. Examples of such persons may include members of the business development, finance, legal, corporate development, and strategy departments.

Occasionally, certain individuals may have access to Material Non-Public Information for a limited period of time. During such a period, such persons may be notified that they are also Restricted Persons who will be subject to the pre-clearance requirements and the Open Window Period restrictions set forth in Section 6.0. Any person notified that they are a Restricted Person will remain a Restricted Person subject to the pre-clearance requirements and the Open Window Period restrictions set forth in Section 6.0 until otherwise notified by the Chief Legal Officer or their designee.
2.16Section 16 Persons. The term “Section 16 Persons” means members of the Company’s Board of Directors and the Company’s “officers” (as defined in Rule 16a-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), as designated by the Company from time to time.
2.17Security or Securities. The term “security” or “securities” is defined very broadly by securities laws and includes stock (common and preferred), stock options, warrants, bonds, notes, debentures, convertible instruments, put or call options (i.e., exchange-traded options) or other similar instruments.
2.18Trade or Trading. The term “trade” or “trading” means broadly any purchase, sale or other transaction to acquire, transfer or dispose of securities, including derivative exercises, gifts or other contributions, pledges, exercises of stock options granted under the Company’s stock plans, sales of stock acquired upon the exercise of options and trades made under an employee benefit plan such as a 401(k) plan. See Section 5.0 for a list of certain limited exceptions to the prohibition on trading in the Company’s securities imposed by this Policy.
3.0Statement of Policy
3.1Trading – Company Securities. No Covered Person may trade the Company’s securities at any time when the Covered Person has Material Non-Public Information concerning the Company. It is the responsibility of the Covered Person to be certain that they do not have Material Non-Public Information when determining to trade. For certain limited exceptions from prohibitions of trading imposed by this Policy, see Section 5.0 below.
3.2Trading – Securities of Other Companies. No Covered Person may trade securities of another company at any time when the Covered Person has Material Non-Public Information about that company or its industry, including, without limitation, information about any of our customers, vendors, suppliers or partners, when that information was obtained, in whole or in part, as a result of the Covered Person’s employment or relationship to the Company.
3.3Tipping. No Covered Person may disclose (“tip”) Material Non-Public Information to any other person (including Family Members), and no Covered Person may make trading recommendations on the basis of Material Non-Public Information. In addition, Covered Persons should take care before trading on the recommendation of others to ensure that the recommendation is not the result of an illegal “tip”.
3.4Public Comment. No Covered Person who receives or has access to the Company’s Material Non-Public Information may comment on stock price movements or rumors of other corporate developments (including discussions on social media, blogs or online comment forums) that are of possible significance to the investing public unless it is part of the Covered Person’s job (such as Investor Relations) or the Covered Person has been specifically authorized in accordance with the Company’s Policy and Procedures for Compliance with Regulation FD, which prohibits selective disclosure of Material Non-Public Information to market participants by persons acting on behalf of the Company. If you comment on corporate developments, stock price movements or rumors, or disclose Material Non-Public Information to a third party you must contact the Company’s Chief Legal Officer or their designee immediately.
3.5Media/Analyst Inquiries. In addition, it is generally the practice of the Company not to respond to inquiries and/or rumors concerning the Company’s affairs. If you receive inquiries concerning the Company from the media or inquiries from securities analysts or other members of the financial community, you should follow the Company’s external communications policy and refer such inquiries, without comment, to the Company’s Vice President, Investor Relations or Chief Financial Officer or their respective designee.
3.6Open Window Periods and Pre-Clearance. Even if not aware of any Material Non-Public Information, Restricted Persons may only trade in the Company’s securities during Open Window Periods which generally occur four times each fiscal year. See Section 6.3 for additional information. In addition to being subject to the Open Window Periods, Restricted Persons must also receive pre-clearance prior to any transaction involving the Company’s securities as further described in Section 6.0.
3.7Policy Effective Time and Tail Period. A Covered Person who is aware of Material Non-Public Information when they cease to be a Covered Person, may not trade in the Company’s securities until that information has become public (see Section 2.11) or is no longer material (see Section 2.10). In addition, this Policy continues in effect for all Restricted Persons until the beginning of the first Open Window Period after termination of employment or other relationship with the Company, except that, unless notified otherwise by the Company, the pre-clearance requirements set forth in Section 6.0 continue to apply to Permanent Restricted Persons for six months after the termination of their status as a Permanent Restricted Person. See Section 6.2. For example, if a Restricted Person terminates their employment with the Company during an Open Window Period, such person would be subject to this policy until the next Open Window Period begins. If you have specific questions regarding this Policy, please contact the Chief Legal Officer or their designee.

4.0Other Prohibited Transactions
4.1No Short Sales, Hedging or Speculative Transactions. No Covered Person, whether or not they possess Material Non-Public Information, may trade in options, warrants, puts and calls or similar instruments on the Company’s securities or sell such securities “short” (i.e., selling stock that is not owned and borrowing the shares to make delivery) or engage in speculative trading (e.g., “day-trading”) that is intended to take advantage of short-term price fluctuations. Such activities may put the personal gain of the Covered Person in conflict with the best interests of the Company and its securityholders or otherwise give the appearance of impropriety. In addition, no Covered Person may engage in any transactions (including variable forward contracts, equity swaps, collars and exchange funds) that are designed to hedge or offset any decrease in the market value of the Company’s equity securities.
4.2No Margin Accounts and Pledges. Securities purchased on margin could be sold by the broker without the customer’s consent if the customer fails to meet a margin call. Similarly, securities held in an account which could be borrowed against or are otherwise pledged (or hypothecated) as collateral for a loan could be sold in foreclosure if the borrower defaults on the loan. Accordingly, if you purchase securities on margin or pledge them as collateral for a loan, a margin sale or foreclosure sale could occur at a time when you are aware of Material Non-Public Information or otherwise are not permitted to trade in Company securities. The sale, even though not initiated at your request, is still a sale for your benefit and may subject you to liability under the insider trading laws if made at a time when you are aware of Material Non-Public Information. Similar cautions apply to a bank or other loans for which you have pledged stock as collateral.
Therefore, no Covered Persons, whether or not in possession of Material Non-Public Information, may purchase the Company’s securities on margin, or borrow against any account in which the Company’s securities are held, or pledge the Company’s securities as collateral for a loan.

4.3Managed Accounts. If you have a managed account (where another person has been given discretion or authority to trade without your prior approval), you must advise your broker or investment advisor not to trade in Company securities at any time.
5.0Certain Limited Exceptions
The prohibition on trading in the Company’s securities set forth in Section 3.0 above does not apply to:
•distributions or transfers that effect only a change in the form of beneficial interest without changing your pecuniary interest in the Company’s securities (for example, to certain types of trusts of which you are the sole beneficiary during your lifetime), provided that prior written notice of such distribution or transfer is provided to the Chief Legal Officer or their designee;
•the exercise of stock options to buy and hold the Company’s stock (and not sell), under our equity incentive plans; however, the sale of any such stock acquired upon such exercise, including as part of a broker-assisted cashless exercise of an option or any other market sale for the purpose of generating the cash needed to pay the exercise price of an option or to satisfy tax withholding requirements, is subject to this Policy;
•the withholding by the Company (whether mandated by the Company or pursuant to a tax withholding right) of shares of restricted stock, shares underlying restricted stock units or shares subject to an option, in each case to satisfy tax withholding requirements;
•the execution of transactions pursuant to a trading plan that complies with SEC Rule 10b5-1 and which has been approved by the Company (see Section 7.0);
•sales of the Company’s securities as a selling stockholder in a registered public offering in accordance with applicable securities laws;

•trading in mutual funds and Exchange Traded Funds (ETFs) holding Company securities at any time, that are either based on broad indexes, such as Standard & Poor’s or NYSE, or on targeted sectors with portfolio holdings of at least 30 or more companies;
•to the extent the Company offers its securities as an investment option in the Company’s 401(k) plan, the purchase of stock through the Company’s 401(k) plan through regular payroll deductions; however, the sale of any such stock and the election to transfer funds into or out of, or a loan with respect to amounts invested in, the stock fund is subject to this Policy;
•to the extent the Company offers its securities as an investment option in an employee stock purchase plan, the purchase of stock through the Company’s employee stock purchase plan; however, elections to participate in such plan, the sale of any such stock and changing instructions regarding the level of withholding contributions which are used to purchase stock is subject to this Policy; and
•to the extent the Company offers a dividend reinvestment plan (“DRIP”), the purchase of stock through the DRIP resulting from reinvestment of dividends paid on the Company’s securities; however, (i) a voluntary purchase of the Company’s securities that results from additional contributions a participant chooses to make to the DRIP, and to a participant’s election to participate, cease participation or otherwise alter their participation in the DRIP, and (ii) a participant’s sale of any of the Company’s securities purchased pursuant to the DRIP, are subject to this Policy.
6.0Additional Requirements for Restricted Persons
6.1Pre-clearance Requirement. Restricted Persons must obtain the advance approval of the Chief Legal Officer or their designee in accordance with Section 6.2 (“pre-clearance”) before effecting trades of, or engaging in other transactions in, the Company’s securities, including, but not limited to, any purchase or sale, any exercise of a stock option (whether cashless or otherwise), gifts, loans, rights or warrant to purchase or sell such securities, contribution to a trust or other transfers, whether the transaction is for the individual’s own account, one over which they exercise control or one in which they have a beneficial interest.
6.2Pre-Clearance Procedures. Except as set forth in Section 7.0, Restricted Persons must submit a request for pre-clearance to the Chief Legal Officer or their designee at least two business days in advance of the proposed transaction by emailing the designated inbox specifying the securities involved. Prior to executing such a transaction, Restricted Persons must obtain approval from the Chief Legal Officer or their designee in writing (including email). Approval for transactions will generally be granted only during an Open Window Period (described in Section 6.3 below) and the transaction may only be performed during the Open Window Period in which the approval was granted and in any event within two business days from the date of approval, provided that notwithstanding receipt of pre-clearance, you may not trade in Company securities if you subsequently become aware of Material Non-Public Information prior to effecting the transaction.

6.3Unless otherwise notified by the Company, Permanent Restricted Persons must comply with these pre-clearance requirements for six months after the termination of their status as a Permanent Restricted Person. See Section 3.7.
6.4Open Window Periods. The Company has established four Open Window Periods during the fiscal year during which requests for pre-clearance may be approved and trading may be performed by Restricted Persons. Each Open Window Period begins after one business day (not including the relevant filing date) have elapsed after the Company files its Quarterly Report on Form 10-Q or Annual Report on Form 10-K for the prior fiscal quarter or fiscal year, as the case may be. For example, if the Company files its Form 10-Q at any time on Tuesday, then Restricted Persons may not execute a transaction in securities of the Company until Thursday at the earliest.
6.5That same Open Window Period will generally close after the trading session ends on the 15th calendar day of the last month of the then current fiscal quarter. After the close of the Open Window Period, except as set forth in Section 5.0 above, Restricted Persons may not trade in any of the Company’s securities at least until the start of the next Open Window Period and only after obtaining pre-clearance to trade under this Policy.
6.6The prohibition against trading while aware of, or tipping of, Material Non-Public Information applies even during an Open Window Period. For example, if during an Open Window Period, a material acquisition or divestiture is pending or a forthcoming publication in the financial press may affect the relevant securities market, you may not trade in the Company’s securities. You must consult the Chief Legal Officer or their designee whenever you are in doubt.
6.7Restricted Persons are responsible for ensuring that any limit order placed with their broker is cancelled prior to the closing of each Open Window Period. See additional requirements for limit orders and other trading plans in Section 7.0. Limit orders placed with the Company’s stock plan services provider may be cancelled when an Open Window Period closes at the direction of the Company; however, the Company undertakes no obligation to instruct the cancellation of trades that may otherwise be in violation of this Policy. See Section 1.0.
6.8Blackouts. From time to time, the Company may require that directors, officers, selected employees and/or others be prohibited from trading in the Company’s securities, including during an Open Window Period, regardless of any other provision of this Policy because of developments that have not yet been disclosed to the public (a “blackout”). If the Company declares a blackout to which you are subject, then a member of the Legal Department will notify you when the blackout begins and when it ends. All those affected shall not trade in the Company’s securities while the blackout is in effect, and shall not disclose to others inside or outside the Company that trading has been suspended for certain individuals. Although these blackouts generally will arise because the Company is involved in a highly-sensitive transaction, incident or event, they may be declared for any reason.
6.9Notification of Open Window Periods. In order to assist you in complying with this Policy, the Company will endeavor to deliver an e-mail (or other communication)

notifying all Restricted Persons when the Open Window Period begins and ends. The Company’s delivery or nondelivery of these e-mails (or other communication) does not relieve you of your obligation to only trade in the Company’s securities in full compliance with this Policy.
6.10Hardship Exemptions. Those subject to the Open Window Periods or a blackout pursuant to Section 6.4 may request a hardship exemption for periods outside the Open Window Periods or during a blackout, as applicable, if they are not in possession of Material Non-Public Information and are not otherwise prohibited from trading pursuant to this Policy. Hardship exemptions are granted infrequently and only in exceptional circumstances. Any request for a hardship exemption should be made to the Chief Legal Officer or their designee.
7.010b5-1 and Other Trading Plans (including Limit Orders)
7.110b5-1 Trading Plans - General. SEC Rule 10b5-1 provides generally that a purchase or sale is “on the basis” of Material Non-Public Information if the person engaging in the transaction is aware of the Material Non-Public Information when the person makes the purchase or sale. You have an affirmative defense against any claim by the SEC against you for insider trading if your trade was made under a trading plan that complies with SEC Rule 10b5-1 (a “10b5-1 trading plan”). A 10b5-1 trading plan is a binding, written contract between you and your broker that specifies the price, amount, and date of trades to be executed in your account in the future, or provides a formula or mechanism that your broker will follow, and satisfies various other conditions and limitations set forth in Rule 10b5-1 under the Exchange Act.
However, if you have a 10b5-1 trading plan in place, you are still subject to risk of lawsuits by plaintiffs who may allege that the plan was not adopted in, or executed with, good faith or was part of a scheme to avoid prohibitions on illegal insider trading. You would, in that case, need to demonstrate that your 10b5-1 trading plan and any related transactions met the requirements described above for both the adoption and execution of the plan.
The rules regarding 10b5-1 trading plans are complex and you must fully comply with them. The Company recommends that you consult your legal advisor and work with a broker at the Company’s stock plan services provider and be sure that you fully understand the limitations and conditions of the rules before proceeding.
7.2Trading Plans - Requirements. A 10b5-1 trading plan can only be established when you do not possess Material Non-Public Information. Therefore, Covered Persons cannot enter into these plans at any time when in possession of Material Non-Public Information and, in addition, Restricted Persons cannot enter into these plans outside Open Window Periods. In addition, a 10b5-1 trading plan must not permit you to exercise any subsequent influence over how, when, or whether the purchases or sales are made.
The 10b5-1 trading plan must also be entered into in good faith and without any purpose of evading the prohibitions of the SEC’s rules and the person who entered into such plan must act in good faith with respect to the plan. In some circumstances, terminating a 10b5-1 trading plan that is in place could call into question whether it was entered into in good faith.

7.3Any proposed trading plan or arrangement by Covered Persons, including 10b5-1 trading plans, must be pre-approved by the Company’s Chief Legal Officer or their designee prior to establishing, amending or terminating such plan. The Company reserves the right to withhold approval of the adoption, amendment or termination of any such trading plan that the Company determines is not consistent with the rules regarding such plans. No Covered Person will be permitted to adopt a Rule 10b5-1 trading plan if such Covered Person has an existing contract, instruction or plan that would qualify for the affirmative defense under Rule 10b5-1, subject to the exceptions set forth in the rule. Notwithstanding any approval of a Rule 10b5-1 or other trading plan, the Company assumes no liability for the consequences of any transaction made pursuant to such plan.
Under this Policy, unless such requirement is waived or modified by the Chief Legal Officer or their designee in their sole discretion, a properly adopted 10b5-1 trading plan must satisfy the below requirements, in addition to any regulatory requirements:
(a) the duration spans at least six months and no more than two years;
(b) prohibition on any trades to occur until a cooling off period of at least 30 days have elapsed from adoption or modification of such plan, unless a longer period of time is required in the case of Section 16 Persons (for whom the cooling off period will be at least 90 days and in some cases longer pursuant to SEC requirements);
(c)specification of the number of securities to be purchased or sold, the price at which the securities are to be purchased or sold and the timing for these trades or includes a written formula or algorithm, or computer program, for making such determination; and
(d)prohibition on you (the beneficial share owner) to exercise any subsequent influence over how, when or whether to effect purchases or sales; provided, in addition, that any other person who, pursuant to the 10b5-1 trading plan, did exercise such influence must not have been aware of the Material Non-Public Information when doing so.
In addition, you should not trade in the Company’s securities outside of a 10b5-1 trading plan while such 10b5-1 trading plan is in effect.
7.4If you enter into a 10b5-1 trading plan, your 10b5-1 trading plan should be structured to avoid purchases or sales on dates occurring shortly before known announcements, such as quarterly or annual earnings announcements. Even though transactions executed in accordance with a properly formulated 10b5-1 trading plan are exempt from the insider trading rules, the trades may nonetheless occur at times shortly before we announce material news, and the investing public and media may not understand the nuances of trading pursuant to a 10b5-1 trading plan. This could result in negative publicity for you and the Company if the SEC or the NYSE were to investigate your trades.

7.5Transactions effected pursuant to a pre-cleared 10b5-1 or other trading plan will not require further pre-clearance at the time of the transaction if the plan specifies the dates, prices and amounts of the contemplated trades, or establishes a formula for determining the dates, prices and amounts.
7.6Trading Plans – Modifications. For all Covered Persons, any modification or termination of a pre-approved 10b5-1 or other trading plan requires pre-clearance by the Chief Legal Officer or their designee. In addition, any modification of a pre-approved 10b5-1 or other trading plan must occur when you are not aware of any Material Non-Public Information and must comply with the requirements of the rules regarding such trading plans (including Rule 10b5-1, if applicable) and, if you are a Restricted Person, must take place during an Open Window Period.
7.7Trading Plans – Additional Requirements for Section 16 Persons. If you are a Section 16 Person, 10b5-1 and other trading plans require special care, as the Company will be required to disclose the adoption, amendment or termination of a such plans (as well as the material terms of such plans) by such persons in its periodic reports filed with the SEC. Accordingly, it is imperative that Section 16 Persons coordinate with the Chief Legal Officer or their designee prior to adopting or modifying such plans. Moreover, because such plans may specify conditions that trigger a purchase or sale, you may not even be aware that a transaction has taken place and you may not be able to comply with the SEC’s requirement that you report your transaction to the SEC within two business days after its execution. Therefore, for Section 16 Persons, a transaction executed according to a trading plan is not permitted unless the trading plan requires your broker to notify the Company before the close of business on the day of the execution of the transaction. See Section 9.0.
8.0Potential Criminal and Civil Liability and/or Disciplinary Action
8.1Individual Responsibility. Each Covered Person is individually responsible for complying with securities laws and this Policy, regardless of whether the Company has prohibited or pre-cleared trading by that Covered Person. Trading in securities during the Open Window Periods and outside of any blackouts, or with pre-clearance, should not be considered a “safe harbor”. We remind you that, at no time, whether or not during an Open Window Period and whether or not you have obtained approval, may you trade securities while in possession of Material Non-Public Information.
You should also bear in mind that any proceeding alleging improper trading will necessarily occur after the trade has been completed and is particularly susceptible to second-guessing with the benefit of hindsight. Therefore, as a practical matter, before engaging in any transaction you should carefully consider how enforcement authorities and others might view the transaction in hindsight. Further, whether or not you possess Material Non-Public Information, it is advisable that if you invest in the Company’s securities (including Company-granted equity awards) or the securities of any company that has a substantial relationship with the Company, then you do so from the perspective of a long term investor who would like to participate over time in the Company’s or such other company’s earnings growth and with the knowledge that you may be prohibited from disposing of such securities in the future.

8.2Supervisory Personnel and other Controlling Persons. U.S. federal securities laws provide that, in addition to sanctions against an individual who trades illegally, penalties may be assessed against what are known as “controlling persons” with respect to the violator. The term “controlling person” is not defined, but includes employers (i.e., the Company), its directors, officers and managerial and supervisory personnel. The concept is broader than what would normally be encompassed by a reporting chain. Individuals may be considered “controlling persons” with respect to any other individual whose behavior they have the power to influence. Liability can be imposed only if two conditions are met. First, it must be shown that the “controlling person” knew or recklessly disregarded the fact that a violation was likely. Second, it must be shown that the “controlling person” failed to take appropriate steps to prevent the violation from occurring. For this reason, the Company’s supervisory personnel are directed to take appropriate steps to ensure that those whom they supervise understand and comply with the requirements set forth in this Policy.
8.3Potential Sanctions.
(i)Liability for Insider Trading and Tipping. Covered Persons, controlling persons and the Company may be subject to civil penalties, criminal penalties and/or jail for trading in securities when they have Material Non-Public Information or for improper transactions by any person (commonly referred to as a “tippee”) to whom they have disclosed Material Non-Public Information, or to whom they have made recommendations or expressed opinions on the basis of such information about trading securities. The SEC has imposed large penalties even when the disclosing person did not profit from the trading. The SEC, the stock exchanges and the Financial Industry Regulatory Authority use sophisticated electronic surveillance techniques to uncover insider trading.
(ii)Possible Disciplinary Actions. Company Personnel who violate this Policy may be subject to disciplinary action, up to and including termination of employment for cause or termination of other service relationship, whether or not the Company Personnel’s failure to comply results in a violation of law. Needless to say, a violation of law, or even an SEC investigation that does not result in prosecution, can tarnish one’s reputation and irreparably damage a career.
8.4Questions and Violations. Anyone with questions concerning this Policy or its application should contact the Chief Legal Officer or their designee. Any violation or perceived violation should be reported immediately to the Chief Legal Officer or their designee. Anonymous reporting of violations or perceived violations may be made by following the reporting procedures set out in the Company’s Code of Conduct and Ethics, including through gatescorp.ethicspoint.com.
9.0Broker Requirements for Section 16 Persons
The timely reporting of transactions requires tight interface with brokers handling transactions for our Section 16 Persons. A knowledgeable, alert broker can also serve as a gatekeeper, helping to ensure compliance with our pre-clearance procedures and helping prevent inadvertent violations. Therefore, in order to facilitate timely compliance by the directors and executive officers of the Company with the requirements of Section

16 of the Exchange Act, brokers of Section 16 Persons must agree to comply with the following requirements:
•not to enter any order (except for orders under pre-approved Rule 10b5-1 plans) without first verifying with the Company that the transaction was pre-cleared under Section 6.2 and complying with the brokerage firm’s compliance procedures (e.g., Rule 144); and
•to report before the close of business on the day of the execution of the transaction to the Company by telephone and in writing via e-mail to the Chief Legal Officer or their designee, the complete (i.e., date, type of transaction, number of shares and price) details of every transaction involving the Company’s equity securities, including gifts, transfers, pledges and all transactions under 10b5-1 and other trading plans.
Because it is the legal obligation of the trading person to cause any filings on Form 3, Form 4, Form 5 or Form 144 (or as may otherwise be required), to be made, you are strongly encouraged to confirm following any transaction that your broker has immediately telephoned and e-mailed the required information to the Company.
10.0Confidentiality
No Company Personnel should disclose any Non-Public Information to non-Company Personnel (including to family members and household members that are non-Company Personnel), except when such disclosure is needed to carry out the Company’s business and then only when the Company Personnel disclosing the information has no reason to believe that the recipient will misuse the information (for example, when such disclosures are authorized as necessary to facilitate negotiations with vendors, suppliers or customers or when such persons are subject to contractual confidentiality restrictions). When such information is disclosed, the recipient must be told that such information may be used only for the business purpose related to its disclosure and that the information must be held in confidence. Company Personnel should disclose Non-Public Information to other Company Personnel only in the ordinary course of business, for legitimate business purposes and in the absence of reasons to believe that the information will be misused or improperly disclosed by the recipient. Non-Public Information should be appropriately safeguarded and should not be left where it may be seen by persons not entitled to the information or otherwise accessible by persons not entitled to the information, and Non-Public Information should not be discussed with any person within the Company under circumstances where it could be overheard.
In addition to other circumstances where it may be applicable, this confidentiality policy must be strictly adhered to in responding to inquiries about the Company that may be made by the press, securities analysts or other members of the financial community. It is important that responses to any such inquiries be made on behalf of the Company by a duly designated officer. Accordingly, Company Personnel should not respond to any such inquiries and should refer all such inquiries to the Company’s Vice President,

Investor Relations or Chief Financial Officer or their designee. See also, Sections 3.4 and 3.5.
Neither this Policy nor any policy of the Company, and notwithstanding any other confidentiality or non-disclosure agreement (whether in writing or otherwise, including without limitation as part of an employment agreement, separation agreement or similar employment or compensation arrangement) applicable to current or former Covered Persons, should be deemed to restrict any current or former Covered Person from communicating, cooperating or filing a complaint with any U.S. federal, state or local governmental or law enforcement branch, agency or entity (collectively, a “Governmental Entity”) with respect to possible violations of any U.S. federal, state or local law or regulation, or otherwise making disclosures to any Governmental Entity, in each case, that are protected under the whistleblower provisions of any such law or regulation, provided that (1) in each case such communications and disclosures are consistent with applicable law and (2) the information subject to such disclosure was not obtained by the current or former Covered Person through a communication that was subject to the attorney-client privilege, unless such disclosure of that information would otherwise be permitted by an attorney pursuant to 17 CFR 205.3(d)(2), applicable state attorney conduct rules, or otherwise. Any agreement in conflict with the foregoing is hereby deemed amended by the Company to be consistent with the foregoing.
11.0Legal Effect of this Policy
The Company’s Policy with respect to securities trading and the disclosure of confidential information, and the procedures that implement this Policy, are not intended to serve as precise recitations of the legal prohibitions against insider trading and tipping which are highly complex, fact specific and evolving. Certain of the procedures are designed to prevent even the appearance of impropriety and in some respects may be more restrictive than the securities laws. Therefore, these procedures are not intended to serve as a basis for establishing civil or criminal liability that would not otherwise exist.

Adopted by the Board of Directors
Effective Date: October 22, 2025

ACKNOWLEDGMENT CONCERNING SECURITIES TRADING POLICY
We ask that you acknowledge that you have received, read and agree to abide by this Securities Trading Policy. Gates Industrial Corporation plc may ask you to re-submit this acknowledgement on an annual basis or whenever the Securities Trading Policy is significantly updated.
By my signature below, I acknowledge that I have read and received Gates Industrial Corporation plc’s Securities Trading Policy.
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